Exhibit (h)(13)

EXPENSE LIMITATION AGREEMENT

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

May 17, 2017

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This Agreement dated May 17, 2017 is between PIMCO Equity Series (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”). This will confirm the agreement between the Trust and PIMCO as follows:

1.         The Trust is an open-end investment company consisting of multiple series. This Agreement shall pertain to each series and to each series established in the future that are set forth on Schedule A, as amended from time to time (each an “Expense Limited Fund”).

2.         Pursuant to an Investment Management Agreement dated May 17, 2017 (“Investment Management Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide the Expense Limited Funds with investment advisory services and to provide or procure supervisory, administrative and other services to the Expense Limited Funds and their shareholders. Pursuant to the Investment Management Agreement, each Expense Limited Fund pays to PIMCO a monthly management fee at annual rates with respect to each Expense Limited Fund set forth in Schedule A to the Investment Management Agreement (“Management Fee”).

3.         Each Expense Limited Fund shall be subject to a limit on the payment of organizational expenses attributable to that Expense Limited Fund and/or payment of that Expense Limited Fund’s pro rata share of the Trust’s Trustees’ fees (the “Organizational and Trustee Fee Expenses”) in any year of 0.49 basis points (the “Organizational and Trustee Fee Expense Limit”).

4.         To the extent that the Organizational and Trustee Fee Expenses attributable to an Expense Limited Fund in any fiscal year exceed the Organizational and Trustee Fee Expense Limit for that Fund, that portion of such expenses that cause the Organizational and Trustee Fee Expenses for that Expense Limited Fund to exceed the Organizational and Trustee Fee Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in paragraph 5.

5.         Each month the Organizational and Trustee Fee Expenses for each Expense Limited Fund shall be annualized as of the last day of the month. If the annualized Organizational and Trustee Fee Expenses of an Expense Limited Fund for any month exceed the Organizational and Trustee Fee Expense Limit of such Expense Limited Fund, PIMCO shall waive or reduce its Management Fee for such month, or reimburse the Expense Limited Fund, by an amount sufficient to reduce the annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month.

6.         If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Management Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7.         If in any month during which the Investment Management Agreement is in effect, the estimated annualized Organizational and Trustee Fee Expenses of any Expense Limited Fund for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO shall be entitled to reimbursement by such Expense Limited Fund of any Management Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36) months, to the extent that the Expense Limited Fund’s annualized Organizational and Trustee Fee Expense plus the amount so reimbursed does not exceed, for such month, the Organizational and Trustee Fee Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO.

8.         This Agreement shall become effective on May 17, 2017, shall have an initial term with respect to each Expense Limited Fund as provided in Schedule A, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

9.         Nothing herein contained shall be deemed to require the Trust or the Expense Limited Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Expense Limited Funds.

10.         Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

11.         If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12.         It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to each Expense Limited Fund, individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to each Expense Limited Fund, individually and not jointly, as provided in the Trust’s Amended and Restated Declaration of Trust dated May 17, 2017, and as amended from time to time.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO EQUITY SERIES

By:	/s/ Henrik P. Larsen
Name:	Henrik P. Larsen
Title:	Vice President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Managing Director

Schedule A

to

Expense Limitation Agreement

Dated May 17, 2017

Expense Limited Fund	End of Initial Term
PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	October 31, 2018
PIMCO RAFI Dynamic Multi-Factor International Equity ETF	October 31, 2018
PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	October 31, 2018

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